English Summary of

Petrochemical Naphtha Purchase and Sale Agreement by and Between

Petróleo Brasileiro S.A. – Petrobras and Braskem S.A.

The summary below contains an abridged description of the principal terms of the agreement originally executed in Portuguese language by the parties referred to herein (the “Agreement”).

1. Date of execution: December 18th, 2025.

2. Parties: Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), as seller, and Braskem S.A. (“Braskem”), as purchaser.

3. Object: sale by Petrobras and purchase by Braskem of petrochemical naphtha in certain minimum monthly amounts set forth in the Agreement. The minimum yearly amount is 1,500,000 tons. The monthly minimum amount may be subject to reduction in case of certain events, including stoppages, and according to a calculation formula set forth in the agreement. The agreement contains certain terms relating to firm orders for certain periods of time, minimum orders, additional orders, and other related terms and schedules. Pursuant to the Agreement, the parties may agree to modify the amount of firm orders, minimum orders and additional amounts under certain conditions and subject to price adjustments according to calculation formulas contained in the Agreement. The Agreement also contains provisions for quantities not delivered or not received and corresponding adjustments.

4. Term: the term of the agreement is five years, from January 1st, 2026to December 31, 2030.

5. Delivery schedule: the Agreement contains certain provisions relating to delivery and retrieval schedules that may be adjusted based on forecasts and other variables.

6. Quality and inspection: the naphtha delivered pursuant to the terms and conditions contained in the Agreement must comply with certain technical and quality specifications set forth in the Agreement.

7. Measurement and delivery: the Agreement contains certain terms, conditions and requirements for the measurement of amounts delivered and conditions for delivery.

8. Price: the naphtha prices will be based on international references.

9. Liability and indemnification: the Agreement contains certain provisions relating to the parties’ liabilities and indemnification obligations for damages, loss of profit and other events, including certain exceptions for acts of God and force majeure under Brazilian law.

10. Termination: the Agreement contains certain provisions relating to early termination by either Party under certain specified circumstances, including, for example, non-compliance with contractual obligations.

11. Assignment: the Agreement contains certain provisions that constrain the assignment of the Agreement.

12. Confidentiality: the parties agreed to hold all information transmitted under, pursuant or related to the Agreement in confidentiality.

13. Governing law and forum: the Agreement is governed by Brazilian law, and any dispute under the Agreement shall be resolved by the courts of the city of Rio de Janeiro, in the State of Rio de Janeiro, Brazil.